# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ONE Group Hospitality, Inc., CIK 0001399520
CUSIP: 88338K103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1624 MARKET STREET, SUITE 311, DENVER, Colorado (CO), 80202
Date of event which requires filing of this statement: 08/11/2026
Filed by CIK 0001581001
Persons authorized to receive notices and communications: JONATHAN SEGAL, 1624 Market Street, Suite 311, Denver, Colorado (CO), 80202, (646) 624-2400

## Reporting persons
- Jonathan Segal (CIK 0001581001): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 2,544,259; shared voting power 0; sole dispositive power 2,544,259; shared dispositive power 0; aggregate amount beneficially owned 2,544,259 (8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ONE Group Hospitality, Inc.
Address of issuer's principal executive offices: 1624 MARKET STREET, SUITE 311, DENVER, Colorado (CO), 80202
Comment: The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed by Jonathan Segal (the "Reporting Person") on October 25, 2013 (as amended by the Schedule 13D/A filed February 19, 2016, the Schedule 13D/A filed September 30, 2021 and the Schedule 13D/A filed November 17, 2025, the "Schedule 13D"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 31,689,024 Shares outstanding as of July 31, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2026.

As of the date hereof, the Reporting Person beneficially owned 2,544,259 Shares, or approximately 8.0% of the outstanding Shares, consisting of: (a) 2,527,813 Shares held directly; and (b) 16,446 Shares subject to options that may be acquired within 60 days.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Sole power to vote or direct vote: 2,544,259

Shared power to vote or direct vote: 0

Sole power to dispose or direct the disposition: 2,544,259

Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The Reporting Person effected the following transactions in the Shares on the dates indicated, and such transactions are the only transactions in securities of the Issuer by the Reporting Person during the past 60 days or since the most recent filing of Schedule 13D by the Reporting Person, whichever is less: on August 11, 2026, the Reporting Person gifted 600,000 Shares for no consideration.

## Signatures
- Jonathan Segal: /s/ Jonathan Segal, Jonathan Segal (08/13/2026)